FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	June	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Expands Commitment to Mobile Payments Management Services	3.

Document 1

  NEWS RELEASE
June 12, 2014

FOR IMMEDIATE RELEASE

BlackBerry Expands Commitment to Mobile Payments Management Services

Company Announces Three-Year Agreement with EnStream
to Support Secure Financial Transactions

Waterloo, ON - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a world leader in mobile communications, today announced a new three-year agreement with EnStream LP, a mobile payments joint venture owned by Canadian wireless carriers Bell, Rogers and TELUS, to provide a secure platform that supports transaction services between leading banks and consumers.

Under the agreement, EnStream will leverage BlackBerry’s proven and reliable infrastructure to enable financial institutions, including Royal Bank of Canada, TD Bank Group, CIBC and Desjardins, and mobile operators to securely provision sensitive payment card credentials into any smartphone capable of near field communication.

Today the mobile payments space is primed for growth. According to Gartner, “The total value of transactions using mobile technology is expected to grow from $35 billion in 2012 to $173 billion in 2017, at a compound annual growth rate of 31 percent. This projection includes merchandise purchases, ticketing and bill payments, while it excludes person-to-person payments and airtime top-ups.”1

Supporting mobile payments reinforces BlackBerry’s ability to provide unique services that help enterprise customers deploy secure mobile solutions that help promote productivity among their workforce and drive new revenue streams. Working with EnStream demonstrates BlackBerry’s strategy to extend its core enterprise mobility technologies in new and emerging industries.

“BlackBerry has proven through our decades of experience in enterprise mobility that we have the ideal infrastructure and security capabilities to protect users’ data when new capabilities such as mobile payments emerge,” said John Sims, President of Global Enterprise Services, BlackBerry. “Together with EnStream and partners like them around the world, BlackBerry can better reach customers and provide a complete solution for banks with opportunities in the mobile payments space.”
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1 Gartner, Emerging Technology Analysis: Mobile Payments Create Opportunities for Technology and Service Providers With Banking Expertise, Rajesh Kandaswamy, Dec. 10, 2013 (p. 2).

“EnStream, with BlackBerry, is already serving a number of banks and mobile operators, and is becoming a hub for payment credential delivery to smartphones in Canada,” said Almis Ledas, Chief Operating Officer, Enstream LP. “We expect most major Canadian banks and mobile operators to connect through this platform to meet consumer demand for efficient and safe digital transactions.”

In order to provide the platform for EnStream, BlackBerry needed to protect the sensitive data associated with financial transactions and meet the stringent requirements of the payment industry. This included complying with regulations and earning PCI, Visa and MasterCard certification.

“Canada is a leading global region in the adoption of technology and mobile payments, making it a key market for MasterCard innovation,” said Nicolas Dinh, Vice President of Emerging Payments, MasterCard. “Safe and secure digital transactions are the backbone of our network and mobile payment ecosystem, and BlackBerry’s involvement in the payment chain will help build trust in Canada and abroad.”

“Canada is leading the world in mobile payments adoption and Visa’s continued focus on innovation is underpinned by our commitment to security and reliability,” said Derek Colfer, Director of Mobile, Visa. “We support BlackBerry’s efforts to offer a secure mobile payment service that will help facilitate mobile payments.”

Given its requirements for security, the mobile payments space continues to be an area of focus for BlackBerry. In addition to today’s announcement, BlackBerry previously launched BBM Money in Indonesia, which allows BBM customers to transfer funds and conduct other types of financial transactions using BBM.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Media Contact:
Barbara Tate
BlackBerry Media Relations
+1-917-373-0218
btate@blackberry.com

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	June 12, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer